SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the transition period from              to

Commission file number 1-9389

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

C&D TECHNOLOGIES SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

C&D TECHNOLOGIES, INC.

1400 UNION MEETING ROAD

BLUE BELL, PA 19422

C&D Technologies Savings Plan

Financial Statements

December 31, 2007 and 2006 and Supplemental Schedule December 31, 2007

C&D Technologies Savings Plan

Index

December 31, 2007 and 2006

*	Refers to item numbers in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the plan year ended December 31, 2007.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

the C&D Technologies Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of C&D Technologies Savings Plan (the “Plan”) at December 31, 2007 and December 31, 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Philadelphia, PA

June 25, 2008

C&D Technologies Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets

Investments, at fair value	$44,988,827	$44,049,639
Contributions receivable:
Participant	68,035	107,114
Employer	142,689	139,390
Accrued income receivable	247	218
Non-interest bearing cash	—	1,000

Total Assets	45,199,798	44,297,361

Liabilities
Accrued liabilities	2,162	14,013
Payable for investments purchased	33,100	—

Total liabilities	35,262	14,013

Net assets available for benefits at fair value	45,164,536	44,283,348

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts.	64,530	58,670

Net assets available for benefits	$45,229,066	$44,342,018

The accompanying notes are an integral part of these financial statements.

C&D Technologies Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2007 and 2006

	2007	2006
Additions
Net appreciation (depreciation) in fair value of investments	$249,007	$(554,327)
Interest income	34,948	32,093
Dividend income	3,509,064	4,328,569
Employer contributions	738,855	878,821
Participant contributions	2,038,767	2,669,015
Roll-over contributions	225,387	674,392

Total Additions	6,796,028	8,028,563

Deductions
Benefits paid to participants	5,860,802	6,482,994
Administrative expenses	48,178	51,141

Total deductions	5,908,980	6,534,135

Net increase	887,048	1,494,428

Net assets available for benefits
Beginning of year	44,342,018	42,847,590

End of Year	$45,229,066	$44,342,018

The accompanying notes are an integral part of these financial statements.

C&D Technologies Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

1.	Description of Plan

General

The following description of the C&D Technologies Savings Plan (the “Plan”) provides only general information. Participants should refer to the official Plan document for a more complete description of the Plan’s provisions.

As defined in the Plan document, the Plan is a defined contribution plan in which certain salaried and hourly employees of C&D Technologies, Inc. (the “Company”) are eligible to participate with the condition that salaried and hourly employees, whose terms and conditions of employment are governed by a collective bargaining agreement, are only eligible to participate if that agreement states that they are eligible. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (“ERISA”).

Employee Contributions

The participants may make pre-tax contributions to the Plan in any whole percentage of compensation ranging from 1% to 50% subject to limitations of the plan provisions. Participants may make voluntary after-tax contributions ranging from 1% to 10% of compensation. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan currently offers 25 mutual funds, one common/collective trust and the common stock of the Company as investment options for participants.

Employer Contributions: Salaried Participants

The Company may elect to make matching contributions to the salaried participants’ Plan accounts for amounts up to 8% of compensation that is contributed to the Plan by the employee. In 2007 and 2006, the Company matched 50% of the salaried participants’ matchable contribution. This matching company contribution is invested according to the participant’s allocations. Additionally, the Company may make a discretionary salary profit sharing contribution not to exceed 8% of the participant’s annual compensation. The Company did not make discretionary profit sharing contributions to salaried participants for the Plan years ended December 31, 2007 and 2006. Prior to June 15, 2006, the salary profit sharing contribution for salary participants who had not attained age 50 by the end of the Plan year was invested as follows: 50% invested according to the participant’s allocation and 50% invested in Company common stock. For those salaried participants who had attained age 50 as of the end of the Plan year, 100% of the discretionary profit sharing contribution was invested according to the participant’s allocation. All salaried participants who had attained age 50 by the end of the Plan year had the ability to transfer any portion of their account invested in Company common stock from profit sharing contributions to other investment options. Effective June 15, 2006, all salary employer contributions are invested according to the participants’ allocation and non-participant directed investments accumulated within the C&D Stock Fund were opened to participant investment direction and diversification.

Employer Contributions: Hourly Participants in the Company’s Power Electronics Division

The Company may elect to make matching contributions to the hourly participants in the Company’s Power Electronic Division participants’ Plan accounts for amounts up to 8% of compensation that is contributed to the Plan by the employee. On August 31, 2007 C&D Technologies, Inc. sold its Power Electronics Division. The Company matched 50% of the hourly participants’ matchable contribution from January 1, 2007 through August 31, 2007 and for the year ended December 31, 2006. This matching company contribution is invested according to the participant’s allocations.

C&D Technologies Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Employer Contributions: Hourly Participants Not Included in the Company’s Power Electronics Division

The Company makes a mandatory hourly profit sharing contribution on behalf of each eligible hourly employee not in the Company’s Power Electronics Division equal to the appropriate percentage of his/her compensation which varies based upon his/her years of vesting service, as illustrated in the following table:

Years of Vesting Service	% of Compensation
0-5	2.5%
6-10	3.0%
11-20	3.5%
21 and greater	4.5%

Prior to June 15, 2006, the hourly profit sharing contribution for hourly participants who had not attained age 50 by the end of the Plan year was invested as follows: 99.5% invested according to the participant’s allocation and .5% invested in Company common stock. For those hourly participants who had attained age 50 as of the end of the Plan year, 100% of the profit sharing contribution was invested according to the participant’s allocation. All hourly participants who had attained age 50 by the end of the Plan year had the ability to transfer any portion of their account invested in Company common stock to other investment options. Effective June 15, 2006, all hourly employer contributions are invested according to the participants’ allocation and non-participant directed investments accumulated within the C&D Stock Fund were opened to participant investment direction and diversification.

Additional employer contributions may be made for hourly participants based on the discretion of the Board of Directors. These hourly participants are eligible to receive these discretionary contributions if they have completed 1,000 hours of service during the plan year and are employed by the Company on the last day of the plan year. For the years ended December 31, 2007 and 2006, there were no such additional discretionary employer contributions made for the hourly employees.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and an allocation of earnings and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is a benefit that can be provided from participant’s vested account.

Vesting

Participants are 100% vested in their own contributions and the earnings thereon. Vesting in the Company’s contributions and earnings thereon is based on years of continuous service. Salaried participants are 100% vested after three years of service as defined in the Plan. Hourly participants are ratably vested over five years of service as defined in the Plan document. Any amount not vested at termination will be forfeited upon the occurrence of five consecutive one-year breaks-in-service following a participant’s termination of employment.

C&D Technologies Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Forfeitures

At December 31, 2007 and 2006, forfeited nonvested account balances totaled $24,919 and $56,002, respectively. These accounts are used to reduce Company payments of future employer contributions and/or Plan expenses. For the Plan years ended December 31, 2007 and 2006, Plan administrative expenses of $42,048 and $47,610, respectively, were funded from forfeitures. For the plan years ended December 31, 2007 and 2006, the Company applied forfeitures to fund employer contributions of $139,540 and $200,031, respectively.

Payment of Benefits

At the election of the participant, participant benefit payments resulting from termination of employment, death, disability or retirement are distributed in a lump sum amount in cash equal to the value of the participant’s vested interest in his or her account. However, participants who have terminated service with the Company and have vested accounts valued at less than $5,000 are paid a lump sum distribution which may be directly paid to the participant or paid as direct rollover payment to an IRA or another plan.

Participant Loans

Participants may borrow from their vested contribution balances. The loan is limited to the lesser of 50% of the vested contributions or $50,000. The minimum loan amount is $1,000. Loans are repaid through regular payroll deductions. Interest on the loans is charged at rates commensurate with local prevailing rates.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through a collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement on Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). The standard defines fair value, outlines a framework for measuring fair value, and details the required disclosures about fair value measurement. The standard is effective for fiscal years beginning after November 15, 2007. Plan management does not believe that the adoption of SFAS 157 will have a material impact on the Plan’s statement of assets available for benefits or statement of changes in assets available for benefits.

C&D Technologies Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Investments in common/collective trusts are stated at the unit value of the portfolio which is based on the fair value of the underlying trust investments. Participant loans are valued at cost which approximates fair value.

Purchases and sales are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation and depreciation on those investments.

Expenses

Certain administrative expenses are paid by the Company.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Reclassifications

Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets.

	2007	2006
Fidelity Magellan Fund, 71,220 and 72,410 shares, respectively	$6,685,394	$6,482,149
Fidelity Managed Income Portfolio, 6,002,366 and 5,896,100 shares, respectively	5,937,836	5,837,430
Fidelity Growth & Income Fund, 159,962 and 163,043 shares, respectively	4,363,757	5,078,778
Fidelity Puritan fund, 142,593 and 141,993, shares, respectively	2,713,548	2,835,592
Fidelity Low- Priced Stock Fund, 114,001 and 111,443 shares	4,688,842	4,852,222
Fidelity Spartan U.S. Equity Index Fund, 43,326 and 48,409 shares, respectively	2,248,630	2,429,175
Fidelity Diversified International Fund, 113,489 and 124,475 shares respectively	4,528,209	4,599,369

C&D Technologies Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

During 2007 and 2006, the Plan’s investments appreciated (depreciated) in values as follows:

	2007	2006
Mutual Funds	$(295,937)	$77,478
Common Stock	544,944	(631,805)

	$249,007	$(554,327)

4.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2007 and 2006 to Form 5500:

	2007	2006
Net Assets Available for Benefits per the financial statements	$45,229,066	$44,342,018
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(64,530)	(58,670)

Net Assets Available for Benefits per the Form 5500	$45,164,536	$44,283,348

The following is a reconciliation of Total Additions per the financial statements to the Form 5500 for the years ended December 31, 2007 and 2006:

	2007	2006
Total additions per the financial statements	$6,796,028	$8,028,563
Add: Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts in prior year	58,670	—
Less: Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts in current year	(64,530)	(58,670)

Total income per the Form 5500	$6,790,168	$7,969,893

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6.	Plan Tax Status

The Plan has received a favorable determination letter dated May 22, 2002 from the Internal Revenue Service (“IRS”) advising that the Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code (“IRC”), and is therefore exempt from federal income taxes under provisions of Section 501(a). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

C&D Technologies Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

7.	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Co. (“Fidelity”). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid to Fidelity for the recordkeeping and trustee services amounted to $48,178 and $51,141 for the years ended December 31, 2007 and 2006, respectively.

The Plan is interpreted, administered and operated by a committee which in Plan year 2007 was comprised of the Company’s Vice President & Controller, Director Shared Services & Treasurer, Director of Compensation & Benefits, Deputy General Counsel and Vice President of Marketing and International Sales. During the years ended December 31, 2007 and 2006, the Company paid administrative expenses of $46,458 and $87,615 respectively, on behalf of the Plan.

During 2007 and 2006, the Plan had purchases of C&D Technologies, Inc. common stock in the amount of $657,975 and $689,774, respectively, and sales of C&D Technologies, Inc. common stock in the amount of $604,096 and $1,218,394, respectively.

8.	Risks and Uncertainties

The Plan provides for various investment options in any combination of Company stocks, mutual funds, common/collective trusts and other investment securities. The Company allows participants to invest in the Company’s stock and prior to June 15, 2006, required that a portion of the Company profit sharing contribution be invested in Company stock for those participants that have not attained age 50. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Supplemental Schedule

C&D Technologies Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Schedule of Assets (Held at End of Year)

Identity of Issue	Description of Investment including rate of interest	Current Value
* Fidelity Magellan Fund	Registered Investment Company	$6,685,395
* Fidelity Managed Income Portfolio Fund	Common/Collective Trust	5,937,836
* Fidelity Growth & Income Fund	Registered Investment Company	4,363,757
* Fidelity Low-Priced Stock Fund	Registered Investment Company	4,688,842
* Fidelity Diversified International Fund	Registered Investment Company	4,528,209
* Fidelity Puritan Fund	Registered Investment Company	2,713,548
* Fidelity Spartan U.S. Equity Index Fund	Registered Investment Company	2,248,630
* Fidelity Freedom 2020 Fund	Registered Investment Company	2,078,021
* Fidelity Mid Cap Stock Fund	Registered Investment Company	1,520,134
* C&D Technologies, Inc. Common Stock	Common Stock	1,839,986
* Fidelity Institutional Money Market Portfolio Fund	Registered Investment Company	79,595
* Fidelity Freedom 2010 Fund	Registered Investment Company	982,644
* Fidelity Freedom 2030 Fund	Registered Investment Company	820,342
* Fidelity Government Income Fund	Registered Investment Company	771,686
* Fidelity Blue Chip Fund	Registered Investment Company	348,404
* Fidelity Freedom 2000 Fund	Registered Investment Company	197,050
* Fidelity Freedom 2040 Fund	Registered Investment Company	331,799
* Fidelity Freedom 2025 Fund	Registered Investment Company	276,994
* Fidelity Freedom 2015 Fund	Registered Investment Company	713,440
* Fidelity Freedom Income Fund	Registered Investment Company	50,170
* Fidelity Freedom 2005 Fund	Registered Investment Company	16,720
* Fidelity Freedom 2035 Fund	Registered Investment Company	45,157
* Fidelity Freedom 2045 Fund	Registered Investment Company	33,256
* Fidelity Freedom 2050 Fund	Registered Investment Company	63,021
Morgan Stanley Institutional Fund Trust Fixed Income Portfolio	Registered Investment Company	1,253,010
Janus Midcap Value Fund	Registered Investment Company	978,364
Oakmark Fund Class I	Registered Investment Company	436,152
Morgan Stanley Institutional Small Company Growth B Fund	Registered Investment Company	241,109
Munder Small Cap Value A Fund	Registered Investment Company	330,108
Allianz NFJ Dividend Value Institutional	Registered Investment Company	116,933
* Participant Loans	Interest, 6-11.5%, maturity of 1-5 years	298,515

Total investments		$44,988,827

*	Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the C&D Technologies Pension Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

C&D Technologies Savings Plan

Date:	June 26, 2008	By:	/s/ Ian J. Harvie
Ian J. Harvie.
Vice President & Chief Financial Officer

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm